11019655

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
211

* pls 3/14

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46999

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: StormHarbour Securities LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 E. 45th St. 33rd Floor
(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT John Stamber
212-905-2507
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

300 Madison Ave	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

MM

OATH OR AFFIRMATION

I, John Stomber, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of StormHarbour Securities LP, as of December 31st, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

MICHELLE KANAVAL
Notary Public, State of New York
No. 01KA6219349
Qualified in Nassau County
Commission Expires March 22, 20 14

M. Kanaval
Notary Public

[signature]
Signature

CFO / FINOP
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

StormHarbour Securities LP
(A Delaware Limited Partnership)
Index
December 31, 2010

Page(s)

pwc

Report of Independent Auditors

To the Partners of
StormHarbour Securities LP:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of StormHarbour Securities LP at December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2011

StormHarbour Securities LP
(A Delaware Limited Partnership)
Statement of Financial Condition
December 31, 2010

Assets	
Cash and cash equivalents	$ 3,342,245
Receivable from brokers, dealers and clearing organizations	11,880,993
Deposits with clearing organizations	750,000
Trade receivables	200,000
Prepaid expenses and other assets	9,233
Securities owned	1,805,143
Intercompany receivable from StormHarbour Partners LP	4,807,291
Intercompany receivable from StormHarbour Securities (Hong Kong) Limited	500,000
Total assets	$ 23,294,905
Liabilities	
Accounts payable	$ 11,895
Payable to brokers, dealers and clearing organizations	39,173
Total liabilities	51,068
Partners' Capital	
Partners' capital	23,243,837
Total liabilities and partners' capital	$ 23,294,905

The accompanying notes are an integral part of the Statement of Financial Condition.

1. Organization and Nature of Business

StormHarbour Securities LP (the "Company"), a Delaware limited partnership was formed on April 3, 2009. As part of reorganization of commonly controlled entities ("the reorganization") on April 30, 2009, the Company became a registered broker-dealer and member of the Financial Industry Regulatory Authority ("FINRA") by succession pursuant to Securities Exchange Commission Act Rule 15b1-3(b). In connection with this succession, the Company's predecessor, Myerberg, a New York limited partnership, registered broker dealer and FINRA (previously NASD) member since 1994, assigned substantially all of its assets and liabilities to the Company.

The Company primarily engages in trading of corporate debt securities, US government securities, mortgages and other receivables. The Company acts primarily as an agent or on a riskless principal basis but has also to a lesser extent maintained proprietary positions and has traded for its own account. The Company may also act as an introducing broker that provides brokerage services to both affiliated and non affiliated entities. The Company does not maintain custody of any assets of its customers, and as such, it claims exemption from SEC rule 15c3-3 pursuant to section k(2)(ii) of that rule.

The Company was acquired by StormHarbour Partners LP ("SHP"), a Delaware limited partnership, on July 31, 2009. SHP holds a 99% limited partner interest in the Company. StormHarbour Securities GP LLC ("SHLLC"), a Delaware limited liability company holds a 1% general partner interest in the Company. SHP is responsible for providing certain administrative services to the Company under the terms of the administrative services agreement.

2. Significant Accounting Policies

Basis of Presentation
The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
The preparation of the financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statement of condition. Actual results could differ from those estimates.

Securities Transactions
Customer accounts are held by clearing brokers. The Company does not carry customer accounts or hold funds or securities for customers. The Company operates as an introducing broker on a fully disclosed basis.

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated as of year-end exchange rates.

Cash and Cash Equivalents
The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Securities Owned
Securities owned are recorded at fair value, which is the price that would be received upon sale of an asset or paid upon transfer of a liability (i.e. - the exit price) in an orderly transaction between market participants at the measurement date.

3. Transactions with Related Parties

At December 31, 2010 the Company has an outstanding receivable from the Parent of $4,807,291 which is non-interest bearing and has no set maturity date.

Receivable from StormHarbour Securities (Hong Kong) Limited of $500,000 represents an amount payable to the Company related to third party trading activity.

4. Receivable From and Payable to Clearing Organizations

The Company conducts its transactions through two clearing organizations. As of December 31, 2010, receivables from the clearing organizations totaled $11,880,993 and clearing fees payable to clearing organizations totaled $39,173.

5. Deposits Held by Clearing Organizations

Under the terms of the clearing agreements between the Company and the clearing organizations, the Company is required to maintain a certain level of cash on deposit with the clearing organizations. Should the clearing organizations suffer a loss due to a failure of a customer of the Company to complete a transaction, the Company is required to indemnify the clearing organizations.

As of December 31, 2010, the Company has recorded no liabilities with regard to this right. As of December 31, 2010, the total deposits held at clearing organizations were $750,000.

6. Credit and Concentration Risk

The Company is exposed to credit risk for commissions receivable from clearing brokers. Such credit risk is generally limited to the amount of receivable from brokers, dealers and clearing organizations.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Company's policy to review, as necessary, the credit rating of the counterparty.

The Company maintains its cash in bank depository accounts and at clearing organizations, which at times may exceed the federally insured limits. The Company selects depository institutions and clearing organizations based, in part, upon management's review of the financial stability of the institutions. To date, the Company has experienced no losses in its depository accounts or clearing firm payments. At December 31, 2010, 100% of the Company's cash and cash equivalents were held at one institution and 100% of the Company's receivables from clearing brokers were held at two institutions.

7. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access

- Level 2 inputs are inputs (other than quoted prices included within level 1) that are observable for the asset or liability, either directly or indirectly.

- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

	Fair Value Measurements	
	Level 1	**Level 3**
Assets		
Asset backed Securities	$ -	$ 1,800,000
Money market	5,143	

8. Regulatory Requirements

The Company is a registered securities broker dealer with the Securities and Exchange Commission and accordingly, subject to the SEC's Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital of $100,000 of aggregate indebtedness, as defined. At December 31, 2010, the Company had net capital of $15,457,253, which was $15,357,253 in excess of its required net capital of $100,000.

9. Commitments and Contingencies

From time to time, the Company may be involved in litigation relating to claims arising in the ordinary course of business. Man agement believes that there are no claims or matters pending against the Company which would have a material impact on the Company's financial position, results of operations or cash flows.

10. Subsequent Events

The Company has evaluated subsequent events from January 1, 2011 through February 26, 2011 and notes that there are no events subsequent to balance date requiring disclosure.

StormHarbour Securities LP

(A Delaware Limited Partnership)

Statement of Financial Condition

December 31, 2010